UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41225

VIZSLA SILVER CORP.
(Translation of registrant's name into English)

Suite 700, 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date July 20, 2023	By	/s/ Michael Konnert

Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Statement of Executive Compensation